

September 5, 2012

Via E-mail
W. Bruce Johnson
Chief Executive Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Sears Hometown and Outlet Stores, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 31, 2012**
> **File No. 333-181051**

Dear Mr. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

The Rights Offering, page 4

1. Please complete the blank in the first sentence of the third paragraph. Based on disclosure elsewhere in the prospectus, the amount for the blank should be 23,100,000.

Summary Historical Financial and Other Data, page 13

2. You indicate above the first table that amounts are in thousands, except store count. Please revise to clarify that per share amounts are also an exception. Also apply this comment to your Selected Historical Financial and Other Data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Recent Developments, page 60

3. Please confirm to us your understanding that if the unaudited financial statements for your 13 week period ending July 28, 2012 are available or become available before the effective date of the registration statement, you are required to amend the registration statement to include such financial statements.

4. Please provide us with your explanation for why the net income amount is disclosed in the form of a range instead of a specific figure, similar to the other financial data. Please also provide us with an explanation for why you are unable to provide a narrower range and why you believe that a range of $16 million to $21 million is sufficiently narrow to be meaningful to investors.

Financial Statements, page F-1

General

5. Please refer to comment 9 in our letter dated June 26, 2012 and your response letter dated July 2, 2012. In the response, you stated that Sears Holdings will contribute the assets and liabilities of its Sears Hometown and Hardware and Sears Outlet businesses to you prior to your request for effectiveness of this Form S-1. We understand that this contribution occurred on August 31, 2012. Please revise your disclosure in appropriate locations within your filing to clarify that this contribution has already occurred. For example, you should disclose this information in a subsequent events footnote to your financial statements and you should revise your disclosure on page 2 under the heading "The Separation."

6. We note on page 132 that prior to the separation, you will effect a 231,000 for one stock split of your common stock. We understand that this stock split occurred on August 31, 2012. Please revise your disclosure here and in other appropriate locations within your filing to clarify that this stock split has already occurred. For example, you should disclose this information in a subsequent events footnote to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director


cc: Dane A. Drobny
   Sears Holdings Corporation

   Steven J. Slutzky
   Debevoise & Plimpton LLP